June 15, 2009

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. Larry Spirgel, Assistant Director

Re:	Omnicom Group Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2008 Filed February 27, 2009 File No. 1-10551

Dear Mr. Spirgel:

This letter responds to the Staff’s June 1, 2009 comment letter relating to Omnicom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”). The Staff’s June 1st comment letter was a follow-up to our May 8, 2009 response to the Staff’s original April 24, 2009 comment letter relating to our 2008 Form 10-K. Responses are numbered to correspond to those in the comment letter. For your convenience, the comments are repeated below, separated by responses to each component of the comment. All references to “Omnicom”, “we”, “us” and “our” refer to Omnicom Group Inc.

Form 10-K for the fiscal year ended December 31, 2008

Critical accounting policies, page 10

1.	We note your response to prior comments 1 and 2 and your proposed disclosures. However, your proposed disclosures on the underlying assumptions do not appear to address the uncertainties surrounding the current global economic downturn and its effects on your domestic and international revenues. Therefore, we ask that you expand your proposed disclosures in Attachment 1 to provide the following information:

Securities and Exchange Commission
June 15, 2009

  Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit:

Attachment 1 is our proposed disclosure relating to goodwill impairment testing that we will include in our June 30, 2009 Quarterly Report on Form 10-Q. As indicated in Attachment 1, we will break down our goodwill balance as of December 31, 2008, as requested, and as of June 30, 2009, by reporting unit, grouped based on their relative excess of fair value over book value. We believe this disclosure provides meaningful insight into the relative risk of an impairment at our reporting units. The proposed disclosure assumes that the analysis will show that goodwill is not impaired at June 30, 2009. If this is not the case, the disclosure will be appropriately modified.

  We note that you use the discounted cash flow approach to determine the fair value of your reporting units. With regard to the reporting unit with a 24% cushion, expand the proposed disclosures to address your estimates of future cash flows, as follows:

Our proposed disclosure in Attachment 1 includes the additional information requested regarding our estimates of future cash flows for our reporting unit with the 24% cushion at December 31, 2008 (“Reporting Unit 5”). The proposed disclosure assumes that the analysis will show that goodwill is not impaired at June 30, 2009. If this is not the case, the disclosure will be appropriately modified.

1)	Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

The disclosure requested by the Staff is included in Attachment 1. The following supplemental information is submitted to provide the Staff additional background information.

As disclosed in our 2008 Form 10-K, all of our reporting units operate in the marketing and corporate communication services industry. Several long-term trends in our industry have positively impacted our business which we expect to continue into the future. The proliferation of media channels, including the rapid development of interactive technologies and mediums, has fragmented audiences, making it increasingly more difficult for advertisers to reach their target audiences in a cost-effective way. As a result, marketers are increasingly turning to marketing service providers for a customized mix of advertising and marketing communication services designed to make the best use of their total marketing expenditures. Historically, the average revenue growth over the last ten years across our reporting units has exceeded the average nominal GDP growth of the countries comprising our major markets which account for substantially all of our revenue (“Average Nominal GDP”). Nevertheless, while we have a large and diverse client base and operate globally, we are not immune to recessions.

Securities and Exchange Commission
June 15, 2009

The average historical revenue growth rate for the past eight years (since the adoption of SFAS 142) of Reporting Unit 5 was approximately 12.2 % and Average Nominal GDP growth over the same period was 6.1%. We considered this history when determining the growth rates to be used in our interim impairment test as well as the current economic environment. We believe marketing expenditures will continue to be highly correlated with nominal GDP. Accordingly, over the near term, in view of the global recession, we substantially lowered our growth rate assumptions relative to our historical experience. For Reporting Unit 5, we assumed negative growth in 2009 and zero growth in 2010. Over the longer term, consistent with our historical experience, we believe that our average long-term growth rate will exceed Average Nominal GDP growth. However, similar to our short-term growth assumptions and given the economic outlooks of most major markets around the world we forecast a lower average long-term growth rate relative to both historical Average Nominal GDP growth and our past performance.

2)	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

As reflected in Attachment 1, based on the results of the sensitivity analysis we performed at December 31, 2008, the long-term growth rate needed to achieve our future cash flow projections for Reporting Unit 5 to avoid failing step one of our interim goodwill impairment test and thus potentially having a goodwill impairment charge was 3.0%, which would be a 30% reduction in the long-term growth rate of 4.5% that we used in performing our interim impairment test at December 31, 2008.

3)	In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

As reflected in Attachment 1, when performing our interim impairment test and estimating the future cash flows of all of our reporting units, we considered the changes in the economic environment that occurred in late 2008, as well as the economic outlook in early 2009. We experienced a reduction in our revenues in the fourth quarter of 2008 of 7.0%, including a 4% reduction for Reporting Unit 5, and had less visibility than we historically have had at that time regarding near-term client spending plans. This led us to estimate, for purposes of performing our interim impairment test, a reduction in our revenues and cash flows for 2009 for all our reporting units, including a 5% reduction in revenue for Reporting Unit 5, and zero growth from those reduced levels for 2010 for all our reporting units. For the purposes of performing our interim impairment test, we estimated that growth would return in 2011, although at levels well below our historical average growth rates for an interim four-year period. Beginning in 2015, we used an estimated long-term growth rate of 4.5% for all of our reporting units, which is equal to our estimate of Average Nominal GDP growth. This estimated growth rate is lower than the historical Average Nominal GDP growth over the most recent ten-year period of 5.5%. While we believe that each reporting unit will grow at a rate that exceeds estimated

Securities and Exchange Commission
June 15, 2009

Average Nominal GDP growth, considering the current economic outlook of most major markets around the world, we utilized a forecast equal to our estimate of Average Nominal GDP growth which is lower than historical Average Nominal GDP growth.

  Discuss the reasons for the significant variance between the fair values of one reporting unit versus the others.

As reflected in Attachment 1, consistent with the fundamentals of our business strategy, the agencies within our reporting units serve similar clients in similar industries, and in many cases the same clients. In addition, the agencies within our reporting units have similar economic characteristics, as the main economic components of each agency are the salary and service costs associated with providing professional services, the office and general costs associated with office space and occupancy, and the provision of technology requirements that are generally limited to personal computers, servers and off-the-shelf software.

Our reporting units do vary in size with respect to revenue and the amount of debt allocated to them. These differences drive the variations in fair value among our reporting units. In addition, these differences as well as differences in book value, including goodwill, cause the variations in the amount by which fair value exceeds book value among the reporting units. The reporting unit goodwill balances and debt vary by reporting unit primarily because our three legacy networks were acquired at the formation of Omnicom and were accounted for as a pooling of interest that did not result in any additional debt or goodwill being recorded. The remaining two networks, including Reporting Unit 5, were built through a combination of internal growth and acquisitions that were accounted for as purchase transactions and as a result, they have a relatively higher amount of goodwill and debt.

More specifically, although the reporting unit with the 24% cushion at December 31, 2008 had the highest total revenue, operating profit and enterprise value of our five reporting units, its fair value (net of debt) approximated the average of the total fair value of all of our reporting units. However, because it had the highest book value and debt relative to the other reporting units, it had the lowest cushion as of December 31, 2008.

Securities and Exchange Commission
June 15, 2009

Note 2 Business combinations, page F-13

2.	Revise to provide the disclosures required by paragraph 45c of SFAS 142.

Paragraph 45c of SFAS 142 requires the disclosure of the changes in the carrying amount of goodwill during the period, including:

(1)	The aggregate amount of goodwill acquired,

(2)	The aggregate amount of impairment losses recognized, and

(3)	The amount of goodwill included in the gain or loss on disposal of all or a portion of a reporting unit.

We will provide the disclosures required by paragraph 45c of SFAS 142 in all future filings, if material.

For the information of the Staff, the amount of goodwill included in the gain or loss on disposal of businesses in 2008 and 2007 was not significant (less than $3.5 million in each year). Additionally, we did not record any impairment losses during 2008 or 2007. Accordingly, when preparing the disclosures included in Footnote 2 - Business Combinations, for each of our 2008 and 2007 Form 10-K filings, we determined that disclosure was not warranted.

We did disclose the aggregate cost of our acquisitions; of $492.2 million in 2008 and $378.3 million in 2007 and that a substantial portion was acquired goodwill. Approximately $449 million and $338 million of these amounts were acquired goodwill in 2008 and 2007, respectively. We also disclosed that a significant portion of the acquired goodwill resulted from contingent purchase price payments of $178.9 million and $159.3 million made in 2008 and 2007, respectively, related to acquisitions completed in prior years. Additionally, none of the acquisitions was material individually or in the aggregate (as determined by reference to S-X Rule 305(b)) to our consolidated financial position or results of operations.

During the first quarter of 2009, the aggregate amount of goodwill acquired was $1.7 million. The goodwill included in the gain or loss on disposal of businesses was $7.9 million and we did not record any impairment losses. Because none of these transactions was material individually or in the aggregate and the changes were not significant, we determined that disclosure was not warranted in our first quarter Form 10-Q.

* * * * *

At the request of the Staff, Omnicom acknowledges that (i) Omnicom is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments

Securities and Exchange Commission
June 15, 2009

or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) Omnicom will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you find the foregoing to be responsive. In all events, please do not hesitate to contact us if you have any questions regarding the foregoing and, of course, if you have any additional comments. Questions or comments should be directed to me at (212) 415-3098.

Thank you in advance for your cooperation in these matters.

Very truly yours,

Philip J. Angelastro
Senior Vice President Finance and Controller

cc:	Joe Cascarano (SEC)
Ivette Leon (SEC)
Randall J. Weisenburger (Omnicom)
Michael J. O’Brien, Esq. (Omnicom)
Robert A. Profusek, Esq. (Jones Day)
Meredith L. Deutsch, Esq. (Jones Day)
Rosemary DeVito (KPMG)

Omnicom Group Inc. MD&A Proposed Discussion June 30, 2009	Attachment 1

Critical Accounting Policies - Goodwill Impairment Test

Accounting Policy

In accordance with Paragraph 30 of SFAS 142, Goodwill and Other Intangible Assets (“SFAS 142”), we identified our regional reporting units as components of our operating segments, which are our five agency networks. The regional reporting units of each agency network are responsible for the agencies in their region. They report to the segment managers and facilitate the administrative and logistical requirements of our client-centric strategy for delivering services to clients in their regions. We then concluded that for each of our operating segments, their regional reporting units had similar economic characteristics and should be aggregated for purposes of testing goodwill for impairment at the operating segment level. Our conclusion was based on a detailed analysis of the aggregation criteria set forth in Paragraph 17 of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”), and the guidance set forth in EITF D-101: Clarification of Reporting Unit Guidance in Paragraph 30 of SFAS No. 142. Consistent with the fundamentals of our business strategy, the agencies within our regional reporting units serve similar clients in similar industries, and in many cases the same clients. In addition, the agencies within our regional reporting units have similar economic characteristics, as the main economic components of each agency are the salary and service costs associated with providing professional services, the office and general costs associated with office space and occupancy, and the provision of technology requirements which are generally limited to personal computers, servers and off-the-shelf software. Finally, the expected benefits of our acquisitions are typically shared across multiple agencies and regions as they work together to integrate the acquired agency into our client service strategy.

We review goodwill for impairment annually as of the end of the second quarter and whenever events or circumstances indicate the carrying value may not be recoverable. SFAS No. 142, specifies a two-step test for goodwill impairment. In the first step, we compare the fair value of each reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is equal to or greater than its carrying value, goodwill is not impaired and no further testing is required. If the carrying value exceeds fair value, then the second step of the impairment test is performed in order to determine the implied fair value of the reporting unit’s goodwill. Goodwill of a reporting unit is impaired when its carrying value exceeds its implied fair value. Impaired goodwill is written down to its implied fair value with a charge to expense in the period the impairment is identified.

In determining the fair value of our reporting units, we use three methodologies all of which require us to make estimates as discussed below. When comparing the fair value of our reporting units to their carrying value, we include deferred taxes in the carrying value of

MD&A Proposed Discussion Page 2	Attachment 1

each of our reporting units and we assume they could be sold in a nontaxable transaction between willing parties.

Estimates and Assumptions

We use the following valuation methodologies to determine the fair value of our reporting units, including: (1) the income approach which utilizes discounted expected future cash flows, (2) comparative market participant multiples for EBITDA (earnings before interest, tax depreciation and amortization), and (3) when available, consideration of recent and similar purchase acquisition transactions.

In the latter part of 2008, contractions in the global economy, a decline in consumer spending, rising unemployment and other factors accelerated the global recession. The global recession reduced clients’ spending on the services that our agencies provide. As a result, our revenues and profits declined in the fourth quarter of 2008 compared to the fourth quarter of the prior year. Under SFAS 142, a significant adverse change in business conditions typically triggers an evaluation of goodwill for impairment prior to the required annual review. Although the decline we experienced in our business on a constant currency basis in the fourth quarter was not significant, given the generally negative economic environment, we updated our impairment analyses for each of our reporting units as of December 31, 2008.

While we used the three methodologies noted above to perform our annual impairment test as of June 30, 2009, because of the deterioration and volatility of the global capital markets during the fourth quarter of 2008, we determined that updating our valuations using the income approach was the most appropriate methodology for our interim impairment test as of December 31, 2008.

In applying the income approach, we use estimates to derive the expected discounted cash flows (“DCF”) for each reporting unit, which serve as the basis of our valuation. These estimates and assumptions include revenue growth and operating margin, tax rates, capital expenditures, weighted average cost of capital and related discount rates and expected long-term cash flow growth rates. All these estimates and assumptions are affected by conditions specific to our businesses, economic conditions related to the industry in which we operate, as well as, conditions in the global economy. The assumptions which have the most significant affect on our valuations derived using a DCF methodology are: (1) weighted average cost of capital (“WACC”) and (2) the expected long-term growth rate of our reporting units’ cash flows.

MD&A Proposed Discussion Page 3	Attachment 1

The range of the WACC and the long-term growth rate assumptions used in our evaluation as of June 30, 2009 and December 31, 2008 are as follows:

	June 30, 2009	December 31, 2008
WACC	x.x% - y.y%	12.9% - 13.5%

Long-Term Growth Rate	x.x%	4.5%

The risk adjusted discount rate used in our DCF analysis represents the estimated WACC for each of our reporting units. The WACC is comprised of (1) a risk free rate of return and an equity risk premium that is based on the rate of return on equity of publicly traded companies with business characteristics comparable to our reporting units and (2) the current after-tax market rate of return on debt of companies with business characteristics similar to our reporting units, each weighted by the relative market value percentages of our equity and debt. Long-term growth rates represent the expected long-term growth rate for the industry in which we operate and the global economy.

Consistent with the fundamentals of our business strategy, the agencies within our reporting units serve similar clients in similar industries, and in many cases the same clients. In addition, the agencies within our reporting units have similar economic characteristics, as the main economic components of each agency are the salary and service costs associated with providing professional services, the office and general costs associated with office space and occupancy, and the provision of technology requirements that are generally limited to personal computers, servers and off-the-shelf software.

Our reporting units do vary in size with respect to revenue and the amount of debt allocated to them. These differences drive the variations in fair value among our reporting units. In addition, these differences as well as differences in book value, including goodwill, cause the variations in the amount by which fair value exceeds book value among the reporting units. The reporting unit goodwill balances and debt vary by reporting unit primarily because our three legacy networks were acquired at the formation of Omnicom and were accounted for as a pooling of interest that did not result in any additional debt or goodwill being recorded. The remaining two networks, including Reporting Unit 5, were built through a combination of internal growth and acquisitions that were accounted for as purchase transactions and as a result, they have a relatively higher amount of goodwill and debt.

The decline in the fair value of our reporting units that would need to occur in order to fail step one of our goodwill impairment test (the “Threshold”) is as follows (dollars in millions):

	June 30, 2009		December 31, 2008
Reporting Units	Goodwill	Threshold	Goodwill	Threshold
1&2	$ xxx.x	>yy%	$ 1,731.7	>55%
3&4	$ xxx.x	>yy%	$ 2,010.6	>85%
5	$ xxx.x	>yy%	$ 3,477.9	>20%

MD&A Proposed Discussion Page 4	Attachment 1

Reporting Unit 5 at December 31, 2008 [ and June 30, 2009 ] had the highest total revenue, operating profit and enterprise value of our five reporting units, and its fair value (net of debt) approximated the average of the total fair value of all of our reporting units. However, because it had the highest book value and debt relative to the other reporting units, it had the lowest Threshold as of December 31, 2008 [and June 30, 2009].

The average historical revenue growth rate for the past eight years (since the adoption of SFAS 142) of Reporting Unit 5 was approximately 12.2% and average nominal GDP growth of the countries comprising our major markets which account for substantially all of our revenue (“Average Nominal GDP”) was 6.1% over the same period. We considered this history when determining both the near-term and long-term growth rates to be used in our interim impairment test at December 31, 2008 [and in our annual impairment test at June 30, 2009.] More specifically, we considered our average historical growth rates and discounted them when developing our near-term growth assumptions. We believe marketing expenditures over the long term have a high correlation to GDP. We also believe, based on our historical performance, that our long-term growth rate will exceed Average Nominal GDP growth.

Additionally, when performing our interim impairment test and estimating the future cash flows of all of our reporting units, we considered the changes in the economic environment that occurred in late 2008 as well as the economic outlook in early 2009. We experienced a reduction in our revenues in the fourth quarter of 2008 of 7.0%, including a reduction of 4% for Reporting Unit 5, and had less visibility than we historically have had at that time regarding near-term client spending plans. This led us to estimate, for purposes of performing our interim impairment test, a reduction in our revenues and cash flows for 2009 compared to 2008, for all of our reporting units, including a 5% reduction for Reporting Unit 5, and zero growth from those reduced levels for 2010 for all of our reporting units. For the purposes of performing our interim impairment test, we estimated that growth would return in 2011 at levels below our historical growth rates for an interim four-year period. [ When performing our annual impairment test at June 30, 2009, we assumed … ] For both our interim test as of December 31, 2008 [ and our annual test as of June 30, 2009, ] beginning in 2015, we used an estimated long-term growth rate of 4.5% for all of our reporting units.

The long-term growth rate needed to achieve our future cash flow projections for Reporting Unit 5 to avoid failing step one of our December 31, 2008 interim goodwill impairment test and thus potentially having a goodwill impairment charge was approximately 3.0%, which would be a 30% reduction in the long-term growth rate of 4.5% that we used in performing our interim impairment test at December 31, 2008. [ To be updated for June 30, 2009 test results ]

MD&A Proposed Discussion Page 5	Attachment 1

Conclusion

Based on the analysis described above, we concluded that [ our goodwill was not impaired as of June 30, 2009 ] because the fair values of each of our reporting units were substantially in excess of their respective net book values, ranging from an excess of x.x% to x.x%. [Additionally, the fair value of the aggregate market capitalization of our equity approximated the sum of the fair values of the reporting units using the income approach without assuming a control premium. ]

We plan to continue to perform our impairment test during the second quarter of each year unless certain events or circumstances, as defined in SFAS 142, trigger the need for an interim evaluation for impairment. The estimates we use in testing our goodwill for impairment do not constitute forecasts or projections of future results of operations, but rather are estimates and assumptions based on historical results and assessments of macroeconomic factors affecting our reporting units. We believe that our estimates and assumptions are reasonable, but they are subject to change from period to period. Actual results of operations and other factors will likely differ from the estimates used in our discounted cash flow valuation and it is possible that differences could be material. A change in the estimates we use could result in a decline in the estimated fair value of one or more of our reporting units from the amounts derived as of our latest valuation and could cause us to fail step one of our SFAS 142 goodwill impairment test if the estimated fair value for the reporting unit is less than the carrying value of the net assets of the reporting unit, including its goodwill. A large decline in estimated fair value of a reporting unit could result in a non-cash impairment charge and may have an adverse effect on our financial condition and results of operations.